Exhibit 99.1

Hydro One Inc. Prices Canadian Offering of C$1.2 Billion Medium Term Notes

Net proceeds to repay and/or prepay maturing long term and short term debt and for general corporate purposes

TORONTO, October 5, 2020—Hydro One Limited, Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc., has priced an offering of C$1.2 billion of Medium Term Notes (the “Notes”) consisting of C$600 million aggregate principal amount of 0.71% Medium Term Notes, Series 48, due 2023, C$400 million aggregate principal amount of 1.69% Medium Term Notes, Series 49, due 2031 and C$200 million aggregate principal amount issued through a re-opening of its 2.71% Medium Term Notes, Series 47, due 2050 (the “Series 47 Notes”). The net proceeds from the issuance of the Notes (excluding any accrued interest paid to Hydro One Inc. in connection with the re-opening of the Series 47 Notes) will be approximately C$1.196 billion. Hydro One Inc. expects to use the net proceeds of this offering to repay and/or prepay maturing long term and short term debt and for general corporate purposes. The offering of the Notes is expected to close on October 9, 2020.

The Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. The Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated April 14, 2020. Hydro One Inc. will be filing pricing supplements to the base shelf prospectus relating to the offering of each series of Notes with the securities regulatory authorities in each of the provinces of Canada. The pricing supplements and accompanying base shelf prospectus contain important detailed information about each series of Notes being offered. Copies of the pricing supplements relating to each series of Notes and accompanying base shelf prospectus relating to each series of Notes may be obtained over the Internet under Hydro One Inc.’s profile at the Canadian Securities Administrators’ website at www.sedar.com. Investors should read the pricing supplements and accompanying base shelf prospectus before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplements.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited or Hydro One Inc. Securities of Hydro One Limited or Hydro One Inc., including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The Canadian offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately C$27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately C$6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately C$1.7 billion in its transmission and distribution networks and supported the economy through buying approximately C$1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. The forward-looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of the net proceeds of the offering. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors	Media
Omar Javed Vice President, Investor Relations investor.relations@hydroone.com 416-345-5943	Jay Armitage Vice President, Communications and Marketing media.relations@hydroone.com 416-345-6868